Exhibit 99.220

mCloud Appoints Arnel Santos EVP and Chief Operating Officer

Appointment includes global responsibility for profitability of all business segments as mCloud sees pandemic restrictions lift, enabling focus on major growth

CALGARY, AB, July 15, 2021 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud"   or the "Company"), a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions today announced the appointment of Arnel Santos to the role of Executive Vice President and Chief Operating Officer. Santos joined mCloud in May 2021 as mCloud's regional leader for the Americas.

This appointment recognizes the wealth of operational and market experience Santos brings to mCloud and upholds the Company's commitment to achieving major growth in the second half of 2021, positioning mCloud to rapidly scale customer acquisition and the delivery of AssetCare™ solutions into 2022 and beyond. In this role, he takes on global responsibility for the profitability of all business segments. All of mCloud's global operations, lines of business, and sales capabilities will be unified under his leadership.

"My number one priority in taking on this expanded global role will be growing the Company's business on all fronts," Santos said. "As the world re-opens for business, there are tremendous opportunities for mCloud to capture in the second half of this year, with major demand for AssetCare coming from our ongoing engagements in the Middle East, Southeast Asia, and North America including Alberta and areas of the United States where we possess strategic connections."

"The Board of Directors and I have complete confidence that Arnel brings unique global experience, connections, and leadership capability that will propel mCloud's top-line revenue growth and profitability as we move forward," said Russ McMeekin, mCloud President and CEO. "Arnel has the benefit of having been in the shoes of the mCloud customer, which will ensure we stay continually focused on what matters most to our customers."

Santos has over three decades of global leadership experience in process industries as the senior executive for operations, innovation, and government relations at NOVA Chemicals, and over 25 years at Royal Dutch Shell PLC including time as the Regional Vice President, Manufacturing East for Shell Eastern Petroleum Limited. He is a well-regarded industry thought leader and champion for digitalization and ESG through his ongoing engagement with key industry and government figures around the world.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Canada with offices worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 61,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/July2021/15/c4373.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 15-JUL-21